                                                                     Exhibit 1.2



                            [HAVAS LOGO APPEARS HERE]

                                                            September 20th, 2002
Press Release

              HAVAS FIRST HALF RESULTS 2002 IN LINE WITH OBJECTIVES

       o  Organic growth higher than the average of principal competitors
       o  Strong performance in New Business
       o  Sequential rebound in profitability confirmed

The Board of Directors of Havas*, chaired by Mr Alain de Pouzilhac, convened on September 19th 2002 to approve the results for the first half 2002.

                                 I. KEY FIGURES


(euro) million                             First half 2002     First half 2001        Second half 2001
                                           ---------------     ---------------        ----------------
Revenue                                         1,029               1,065                   1,177

EBIT before exceptional items                     116                 128                     105

EBIT margin before exceptionals                  11.2%               12.0%                    8.9%

Exceptional items                                  (5)               (109)                    (42)

EBIT after exceptional items                      110                  18                      63

EBIT margin after exceptionals                   10.7%                1.7%                    5.4%

Net income (group share)
before goodwill amortization                       50                  (7)

Diluted EPS (euro)
before goodwill amortization                     0.16               (0.03)

Net income (group share)
after goodwill amortization                        15                 (28)

Diluted EPS (euro)                               0.05               (0.11)

------------------
*Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS), 6th largest communications group worldwide (Advertising Age Annual Agency Report ranking, April 2002).

Except where otherwise indicated, EBIT is defined as earnings before interest, taxes and goodwill amortization but after associates and exceptional items.

II.  COMMENTS ON THE FIRST HALF 2002

The market was difficult during the first half 2002 and deteriorated between the first and second quarters. The stock market crises, the failure of a number of listed companies to achieve the expected results, the loss of consumer confidence, contradictory economic indicators and accounting irregularities at a number of major groups have all produced a significant lack of visibility.

All these factors have increased the confusion and hesitation in the market.

In this context, Havas has continued to concentrate its efforts on the objectives set out at the beginning of the year:

1) Achieve organic growth above the average of our principal competitors Havas posted -5.4% organic growth in the first half 2002, putting it ahead of the average of its principal competitors.

2) Develop strong New Business:
New Business has been significant, with net gains of (euro)1,071 million of estimated annual budgets during the first half 2002, matching the result of 2001. Euro RSCG Worldwide was ranked second worldwide network in New Business for the first six months of the year by Ad Age Global.

The main global account wins are Reckitt Benckiser and Yahoo in Traditional Advertising and Nestle Beverages in Marketing Services*.

The third quarter is already showing the same positive trend.

3) Implement a cautious targeted investment policy
During the first half, only two companies were acquired: Schmitter Media Agentur in Germany (for MPG) in media expertise and Hauser Bragg in Public Relations in the United States (for Arnold Worldwide Partners).

4) Control the debt

The Group's net debt amounted to (euro)743 million at the end of June 2002, compared to (euro)715 million at the end of June 2001. If the Group had not brought forward the date of the dividend payment ((euro)50 million before end June 2002) the net debt would have been lower than that of June 2001.

The OCEANE (convertible bond issue), launched on 13 May 2002 for (euro)450 million, not only extended the average maturity of the debt and reduced the average rate, but also significantly increased the Group's consolidated cash, which amounted to (euro)800 million at 30 June 2002.

5) Deliver a rebound in operational profitability for 2002 compared to 2001 Comparing the first half 2002 with the second half 2001, which the Group considers to be the most appropriate reference period given the particular characteristics of 2001 and 2002, we have more than achieved our stated objective of improving profitability (EBIT/revenue) on a sequential basis by more than 150 basis points from 8.9% in the second half 2001 (before extraordinary restructuring costs) to 10.4%.

*See end of release for a more complete list

This objective has been more than achieved. In fact the operating margin for the first half 2002 stood at 11.2% before extraordinary items, and at 10.7% after extraordinary items.

Extraordinary items amounted to (euro)5 million, mainly due to reserves on WorldCom receivables. Over the same period in 2001, exceptional items amounted to (euro)109 million*, due to the restructuring plan, previously presented as extraordinary items.

                                III. OUTLOOK 2002


Regarding the key objectives for 2002:
  o  Achieve organic growth higher than the average of our principal competitors
  o Improve by one point EBIT ratio compared to 2001 (before exceptional items) Alain de Pouzilhac, Chairman and CEO of Havas, stated:

"The results for the first half of 2002 are in line with objectives in a much tougher market context than expected. We have achieved, and on certain items surpassed, the goals set, which demonstrates that the Havas teams have reacted with talent in this environment.

We are continuing to continue our drive in the second half in a market in which we do not expect any real improvement compared to the first half, with the possible exception - and even here we remain cautious - of the USA. Our efforts will be focused on the development of existing clients, winning New Business and reducing costs.

If the current market environment does not deteriorate further then we will achieve our objectives in terms of growth and profitability."

Contacts:

                                   Simon Gillham
                                   Tel: 01 41 34 39 73
                                   simon.gillham@havas.com

                                   Virginia Jeanson
                                   Tel: 01 41 34 42 27
                                   virginia.jeanson@havas.com

                                   Catherine Francois
                                   Tel: 01 41 34 31 22
                                   catherine.francois@havas.com

                                   Alice Marouani
                                   Tel: 01 41 34 42 97
                                   alice.marouani@havas.com


* Presentation of the CNC income statement 99-02 after the COB's reclassification of extraordinary items as unusual items then as exceptional items.

Main account wins:

Traditional advertising:           Reckitt Benckiser (Global),Yahoo (Global),
                                   Bermuda Tourism (United States); Sephora
                                   (Europe); Argos, Prudential, Coppertone (UK);
                                   Austria Telekom (Austria); Habitat,
                                   Nike (France); Boehringer's Thomapyrin
                                   (Germany); Satoil (Sweden); Metro
                                   Hypermarket (China); Brahma (Latin America);
                                   State Bank of India (India).

Marketing Services:                Nestle Beverages, The Mattress Firm,
                                   Volvo, Panasonic, Sara Lee, First Horizon
                                   (United States); Automotive Association,
                                   GlaxoSmithkline, Royal Sun Alliance (UK);
                                   Unilever (Mexico).

Media: Johnson Products (United States); Peugeot (Brazil); Sky TV, La Polar (Chile); Bancafe (Colombia); Brahma, DHL (Latin America); Turespana, Retevision (Spain); Telegate (Germany).



The consolidated financial statements of Havas for the 1st half 2002 are available on the company's website: www.havas.com

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is the world's sixth largest communications group*. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in over 65 countries through its networks of agencies located in more than 45 countries and contractual affiliations with agencies in over 20 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people.

Further information about Havas is available on the company's website: www.havas.com

*Advertising Age Annual Agency Report ranking, April 22, 2002


Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.